UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Pathumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into Zapp Electric Vehicles Group Limited’s registration statements (i) on Form S-8 (File Number: 333-285730) and (ii) on Form F-3 (File Number: 333-285544), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release issued by Zapp Electric Vehicles Group Limited, dated April 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: April 29, 2025	By:	/s/ Jeremy North
	Name:	Jeremy North
	Title:	President